SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
Atna Resources Ltd.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
04957F101

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 14, 2011

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04957F101	13D/A2	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		12,310,133

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,310,133

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,310,133

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.2%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A2
This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated and filed January 7, 2011 as amended on March 29, 2011 (the “Statement”), relating to the common stock, without par value per share, of Atna Resources Ltd. (the “Company” or “Atna”). The Company’s principal executive offices are located at 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller has previously disclosed the following:
•	On January 7, 2011, Mr. Miller filed a Schedule 13D to report his intention to engage in discussions with the Board of Directors of the Company (the “Board”) and management of Atna, regarding Atna, its prospects and potential means for enhancing shareholder value, including without limitation, with respect to potential changes in the business, strategy or Board composition of Atna. Mr. Miller also disclosed that he may seek to initiate or participate in such other actions as he deems necessary to enhance the value of his investment in Atna, including without limitation, actions intended to cause changes to the business, strategy or board composition of Atna and which may include seeking to add nominees designated by Mr. Miller to the Board and/or removing individuals from the Board, requisitioning a meeting of shareholders of Atna and soliciting proxies in connection therewith, and/or making one or more shareholder proposals in connection with Atna.

•	On March 25, 2011, Stikeman Elliott LLP, Canadian legal counsel to Mr. Miller, sent a letter on behalf of Mr. Miller to the Board, which was filed as Exhibit 99.1 to Mr. Miller’s Amendment No. 1 to the Schedule 13D dated March 29, 2011, stating the following:
•	Mr. Miller recommended that Steven Harmsen, Steve Scheiwe and Alan Howe be included as management nominees in the Company’s proxy circular for the upcoming Company shareholders’ meeting scheduled for May 6, 2011 (the “Meeting”). Mr. Miller believes that these nominees possess strong, independent business track records, and desires to see the Board possessed of persons who are acting entirely in the interests of shareholders with a view to creating long-term shareholder value.

•	Mr. Miller is extremely disappointed that the current Board approved the recent bought deal financing for the Company which closed on December 2, 2010. Pursuant to this financing, the Company issued 13,350,000 units at a price of C$0.60 per unit which caused serious dilution for existing shareholders. Rather than looking to find partners or sell properties, the Company seems content to finance its expansion through poorly thought out transactions that are dilutive to shareholders. This, coupled with the Company’s failure to meet its expected gold production at the Briggs Mine by over 30% in 2010, are the reasons that Mr. Miller seeks to reconstitute the Board.

•	If the Board fails to include Mr. Miller’s nominees as management nominees in the Company’s proxy circular for the Meeting, Mr. Miller intends to solicit proxies for their election.

•	In addition, Mr. Miller requested that the Company allow individual director voting at the Meeting rather than be provided with the limited option of voting for a slate of directors.
The purpose of this Amendment No. 2 is to disclose that, on April 14, 2011, Mr. Miller mailed a dissident proxy circular (the “Circular”) and form of proxy (“Proxy Card”) to the shareholders of the Company seeking to elect Steve Harmsen, Steven Scheiwe and Alan Howe to the Board at the Meeting. The reasons that Mr. Miller is taking this action includes the following:
•	Mr. Miller believes that the current Board has delivered poor operating results and has issued common shares at historically low prices and at a significant discount to the market.

•	The Company’s share price has declined approximately 65% since its high in 2008. At the same time, stock markets have been strong and during the same time period the price of gold has increased from approximately US$880 per ounce to a record high of more than US$1470 per ounce on April 8, 2011.

•	Mr. Miller does not believe that the Company can create value for shareholders by building and operating a mine that produces materially less gold than forecast with cash production costs that are substantially higher than forecast.

•	Mr. Miler believes that, if the results from the Briggs gold mining property would have been known at the time of making the capital commitment, Briggs would never have been built.

•	Mr. Miller further believes that the value destruction to shareholders has been amplified by the Company completing a material financing at a significant discount to market. Since 2008, the Board has also raised funds through a US$14.5 million bond offering and a US$1.5 million convertible debt offering diluting shareholders by almost 35% in 3 years.

•	Mr. Miller further believes there is no indication whatsoever of any clear strategy for value enhancement and thus Mr. Miller believes that a change of leadership is necessary. Mr. Miller is deeply concerned with the current leadership at the Company and believes that the Board has had its chance to bring value to the Company and has failed.

•	Mr. Miller further believes that that the nominees set forth in the Circular will bring accountability and leadership, add value and protect the interests of all shareholders. The nominees will provide an injection of new ideas and strategic perspectives to the Company. Mr. Miller believes that, by acting as the catalyst on behalf of the many suffering shareholders who want to see the decline in stock price halted and sustainable growth for the Company created, all shareholders will benefit.

Mr. Miller’s proposals are described more fully in the Circular and Proxy Card set forth as Exhibits 99.2 and 99.3 respectively, hereto.
Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 7. Materials to be Filed as Exhibits:
Exhibit 99.1 Letter to the Company dated March 25, 2011 (Filed as Exhibit 99.1 to Schedule 13D/A by the Reporting Person with the Securities and Exchange Commission on March 29, 2011 and incorporated herein by reference)

Exhibit 99.2	Dissident Proxy Circular dated April 14, 2011

Exhibit 99.3	Form of Proxy

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: April 15, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III